"Exemptions No. 82-3998"

# Notice to the Oslo Stock Exchange



ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

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SUPPL

## Mandatory notification of trade – options

On 1 October 2009, in connection with Orkla's option programme, 15 000 options in Orkla-shares were exercised at a strike price of NOK 27.00 per share.

After these transactions, the total number of options issued in Orkla shares is now 16,707,000 in addition to 134,000 synthetic options in the remaining part of the cash bonus programme. Orkla has a hedge through a cash-settled financial derivative of 600,000 underlying shares related to the option programmes.

Orkla owns 11,822,004 treasury shares.

Orkla ASA
Oslo, 2 October 2009



Contact:
Siv Merethe S. Brekke, VP Investor Relations, Tel: +47 930 56093

dlw 10/20